Exhibit 99.1

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024

SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

INTRODUCTION & BACKGROUND

This management’s discussion and analysis dated as of March 31, 2024 (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Corporation (“Sigma”, “Sigma Lithium” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three-month period ended March 31, 2024. This MD&A should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2023 and 2022 together with the notes thereto, and the unaudited interim financial statements for the three-month period ended March 31, 2024. Results are reported in Canadian dollars, unless otherwise noted.

The Company’s financial statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Unless inconsistent with the context, references in this MD&A to the “Company” or “Sigma” are references to the Company and its subsidiaries.

The Company’s principal office address is Avenida Nove de Julho, No. 4,939, room 93 (part), São Paulo – SP, Brazil, and the registered office is Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8. The Company’s common shares (“Common Shares”) trade under the symbol “SGML” in the United States on Nasdaq and in Canada on the TSX Venture Exchange (“TSXV”). Additionally, Brazilian Depositary Receipts (“BDRs”) trade under the symbol “S2GM34” in Brazil on the B3 exchange.

Further information about the Company and its operations, including the financial statements referred to above and the Company’s annual information form, is available on the Company’s website at www.sigmalithium.ca, at www.sedarplus.ca (SEDAR) and at www.sec.gov (EDGAR). The information included on the website or that might be accessed through our website is not included in this quarterly report and is not incorporated into this quarterly report by reference.

The information herein should be read in conjunction with the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended Technical Report (the “Technical Report”), issued March 21, 2024, which was prepared for Sigma Lithium by the following qualified persons: Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O’Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

Additionally, the Company is announcing that it has filed an update to the Mineral Resource Estimate section of its technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” confirming the mineral resource estimate revisions as published by the Company on January 31, 2024.

The figures in this MD&A are presented in Canadian dollars and are referred herein as “$”, “C$” or “CAD”.

Readers should refer to and carefully consider the sections below titled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

OUR BUSINESS

Sigma is a commercial producer of high purity, environmentally conscious, lithium concentrate. The Company’s existing Phase 1 operations and planned tripling of capacity through Phase 2 and 3 expansions represent one of the largest hard rock lithium mining and beneficiation complexes in the world. Our assets are located in the municipalities of Araçuaí́ and Itinga in the northeastern part of the state of Minas Gerais, Brazil. The Company owns 100% of the operating assets indirectly through its wholly-owned subsidiary Sigma Mineração S.A. (“Sigma Brazil”), with the Project area comprised of 29 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations, applications for mineral exploration authorizations) spread over 185 km2, located within the broader 19,000-hectare land package held by Sigma Brazil (containing the Grota do Cirilo, Sao Jose, Genipapo and Santa Clara properties).

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Sigma’s operations are vertically integrated, with the Company’s mines supplying spodumene bearing material to its lithium production and processing plant (the “Greentech Plant”). The Greentech Plant is designed and operated to produce a 5.1% to 6.0% high purity lithium concentrate (“Green Lithium”), engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”), in an environmentally friendly way through a fully automated and digital dense medium separation (“DMS”) technology process. The Greentech Plant was built after the completion of engineering to the level of Front-End Loading Level 3 (“FEL-3”) stage precision and extensive testing at the Company’s on-site demonstration pilot plant, which had been in operation since late 2018 and ceased operations upon commissioning of the Company’s Phase 1 Greentech Plant.

Sigma is taking a phased approach to its operations, with production at its Phase 1 Greentech Plant and associated mine which began operations in April 2023. At 270,000 tonnes per annum of 5.5% spodumene concentrate production capacity, we believe Phase 1 has positioned the Company as a globally relevant, Tier 1, concentrate producer. The Company plans to expand its production footprint through the buildout of Phase 2 and ultimately Phase 3 Greentech Plants, which is expected to nearly triple production from current levels. The existing shared infrastructure built with the Phase 1 Greentech Plant is expected to support these two additional production lines, with each of the phases designed to follow a similar workstream as demonstrated at Phase 1.

Phase 1 of Greentech Plant also produces a low-grade, high-purity, zero-chemical, hypofine by-product (“Green By-Products”) at approximately 1.3% lithium oxide (“Li2O”), which can be sold to strengthen Sigma’s ESG-centric approach to pioneer a “zero tailings” environmental sustainability strategy, minimizing the environmental footprint of tailings storage with a positive ecosystem impact, while also generating an additional revenue stream to the Company.

As the Company’s mission statement has been guided by adhering to the highest level of environmental, social and governance (“ESG”) practices since inception in 2012, the Company has developed in a sustainable way. Additionally, the Company is focused on social programs promoting sustainable development, inclusion (including on the Company’s Board of Directors (the “Board”)), and upskilling local people in the region where we operate. As a result, the Company has committed to the strategies outlined in Table 1 below, to advance the development of its operations in a responsible and sustainable way. The Company is proud to report that it has successfully delivered on its “net zero carbon” program through the purchase of carbon credit “in-setting”, achieving “quintuple zero” production from the onset. Over the longer term, Sigma plans to build upon its ESG commitments through more innovative programs including increasing its trucking fleet's fuel consumption to a target of 50% biofuels.

Table 1: Summary of Sigma’s ESG-Driven Decisions & Strategies

Governance	Sustainable Development	Greentech Plant
CEO / Co- Chairpersons: 100% / 50% female (1)	Phase 1 built as two pits to preserve seasonal stream	Zero net carbon, tailings dams and hazardous chemicals
Board Independence: 67% independent (2)
Board Committees Chair Independence: 88% independent (3)	Social programs / commitment to local hiring and training	Zero potable water use
Board Diversity: 33% female representatives / LGBTQ representation (4)		100% green hydro power

(1) The Company’s CEO is female (100%); and the Board of Directors has two chairpersons whose one (50%) is female.

(2) The Board of directors has six members, and four of them (67%) are independent.

(3) The Board Committees, which includes “Audit Committee”, “Compensation & Governance”, “ESG Committee” and “Technical Committee” has eight members, and seven of them (88%) are independent.

(4) The Board of Directors has two members (33%) that represent women and LGBTQ community.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

OPERATIONAL HIGHLIGHTS

Sigma Lithium successfully achieved commercial production at its Phase 1 Greentech Plant in early October 2023, after initiating production on-schedule and on-budget in April 2023. Sigma sustained average production at nameplate capacity levels for the entire month of December 2023, marking completion of the Phase 1 operational ramp process.

As of the date of this MD&A, the Company has achieved the following at its Phase 1 Greentech Plant:

•	Production for the three months ending March 31, 2024, totaled 54,168 tonnes. Utilization rates for the month of March averaged approximately 90%;

•	Sigma has made three shipments of Quintuple Zero Green Lithium Concentrate totaling 66,000 tonnes;

•	Starting January 2024, Sigma introduced a second trucking company for material haulage from plant to port. Savings from the diversification should begin to accrue as we move through the first quarter into the second;

•	Dense Media feed constraints resolved through installing of a faster gearbox.

•	Ongoing initiatives continue to replace contract labor with local, salaried, employees.

•	Sigma has strengthened its procurement team with two dedicated experienced professionals for costs and operating expenses (“OPEX”) and capital expenditures (“CAPEX”). The Company has also hired a Processing Director to oversee concentrate production, allowing the Co-General Manager of processing to focus on Phase 2 expansion activities.

Below we present key operating metrics for the last nine months. Given 1Q24 performance, the Company has reiterated its cost guidance of reaching $420/tonne FOB and $370/tonne Plant gate within the second quarter, for realization on average across 3Q24. Additionally, the Company notes that 1Q24 Plant Gate costs would have averaged $359/tonne should 1Q production have matched the 59,938 tonnes produced in 4Q23.

Table 2: Summary of Key 2024 Operating Metrics

Key Operating Metrics	Unit	Q3 2023	Q4 2023	Q1 2024
Production
Green Lithium Production	(kt)(1)	38.8	59.9	54.2
Grade of Green Lithium Produced	(%)	5.6%	5.3%	5.4%
Sales
Total Net Revenue	(C$ million)	96.4	51.3	50.4

(*) kt (thousands of tons)

Going forward, the Company intends to remain focused on completing the following key workstreams in 2024:

•	Continue to maximize daily production levels;

•	Analyze ways to debottleneck production to drive better plant throughput;

•	Optimize maintenance schedules to reduce number of outages or stoppages.

•	Commence construction on the Phase 2 Greentech expansion following the announcement on April 1, 2024, of the conclusion of the Final Investment Decision.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Commercial Agreements

The Company made two shipments of Green Lithium during the three-month period ended March 31, 2024. The Company continued its commercial agreement with Glencore AG for sales and marketing of its Green Lithium. The agreement with Glencore aims to build a low carbon, environmentally and socially sustainable global lithium supply chain for electric vehicles. Sigma Lithium has made six shipments through this arrangement since the second half of 2023, totaling 131.7k tonnes of Green Lithium and 16.0k tonnes of Green By-Product, being 44.2k tonnes of Green Lithium in the three-month period ended March 31, 2024.

In total, the Company has shipped in 2023 and 2024 146.7k tonnes of Green Lithium and 32.5k tonnes of Green By-Product.

Health & Safety

Health and safety remain Sigma’s primary focus at the operating site, and the Company is proud to report the following achievements as of the date of this MD&A:

•	The alignment of the Health, Safety, and Environment (HSE) operational strategy has been championed, with the objective of translating the values of senior management to the leaders embedded in the operation. Effective communication ensures that everyone involved understands the strategy, its objectives, and their role in its implementation. This clarity helps align efforts and prioritize results.

•	The Company is actively engaged in the development of a Health, Safety, and Environment Management System, with the aim of bolstering its operational resilience and efficiency. In pursuit of this goal, leaders have been appointed to oversee key aspects of health, safety, and environmental management. Concurrently, operational procedures are undergoing standardization and enhancement to ensure optimal performance.

•	Weekly organizational meetings have been established to share best practices. Led by site-based directors, these meetings aim to continually enhance the work environment and the health and safety processes.

•	The Company upholds employee involvement as a core principle in continuously improving the health and safety system. This commitment is reinforced through the strengthening of the Internal Accident Prevention Committee

Over the three months ended March 31, 2024, the Company had 0 recorded injuries and a total recorded injury frequency of 0.0 (as per International Council on Mining and Metals (“ICMM”) metric of total recorded cases per worked hours). Days without an injury totaled 261.

MINING PROGRESS

As of the date of this MD&A, the Company has achieved the following significant milestones:

•	Development and ongoing refinement of geo-metallurgical modeling to maximize reserve recovery by improving the processability of different types of ore;

•	The team began reconciliation processes, to assess the accuracy of long- and short-term geological models;

•	Improvement and development of grade control through improved monitoring of dispatched trucks, avoiding losses and contamination, and minimizing the variability of the plant's feed grade and quality;

•	The Company hired five new engineers to the mine team for planning, operation, and geology of mines;

•	Improved geotechnical control with the development of a field geo-mechanical model and Geotechnical drilling interpretation, supporting a risk analysis system as proposed by the Canadian geotechnical design code.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Table 3: Total Mined and Processed Material

		1Q23	2Q23	3Q23	4Q23	2023	1Q24
Ore mined	dmt	26.497	124.491	361.044	435.211	947.243	365.529
Waste mined	dmt	1.595.795	3.343.499	2.922.291	2.533.089	10.394.674	3.924.646
Total material mined	dmt	1.622.292	3.467.990	3.283.335	2.968.300	11.341.917	4.290.175
Ore crushed	dmt	-	107.710	343.078	396.945	847.733	388.169

Note: “dmt” (dry metric tonnes).

Going forward, the Company intends to remain focused on the following workstreams:

•	Continue to transport stockpiled ore to the run of mine pad to ensure sufficient Greentech Plant ore feed on an ongoing basis; and

•	Continue to implement grade control systems to optimize mine and processing recovery during production ramp-up.

•	Begin phase 2 pre strip and stripping activities at the Barreiro mine.

Sigma has been employing contract mining, with a third party engaged as the Company’s mining contractor.

PHASE 2 DEVELOPMENT PROGRESS

During the three months ended March 31, 2024, Sigma advanced the development and engineering work for its Phase 2 expansion project. This culminated on April 1, 2024 when the Company announced a FID was made by the Sigma Board of Directors to green light the project and begin earthworks. The Phase 2 expansion is expected to add 250,000 tonnes per annum of 5.5% Green Lithium production capacity. This would bring the total annual spodumene concentrate production capacity at Sigma’s Grota do Cirilo operations to 520,000 tonnes.

Sigma has engaged its local Phase 1 Engineering Procurement Construction Management (“EPCM”) contractor, Promon Engenharia (“Promon”), to direct Engineering and Construction initiatives on the replication of its Phase 1 plant. Earthworks for the Phase 2 project are expected to commence formally later this month. The capital expenditure (“capex”) total for the second line is expected to be CAD $136mm (FEL3). Sigma is targeting commissioning of the crushing circuit to begin in late 2024, with commercial production from Phase 2 starting in the calendar second quarter of 2025.

The existing shared infrastructure built with the Phase 1 Greentech Plant is expected to support two additional production lines, including Phase 2. To reduce execution risk, Sigma is deploying a similar engineering flowsheet as demonstrated at Phase 1, has employed the same local EPCM partner, and is utilizing the same parts suppliers. The Company has taken from its experiences in operating the Phase 1 plant to make upgrades to the Phase 2 design where applicable.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Table 4: 2 Uses of Cash Analysis for Phase 2 Construction (budget)

Capex ('000 CAD)	Phase 1 (Actual)	Phase 2 (Budget)
Industrial Site Construction	22,498	22,258
Earthworks	9,758	9,758
Infrastructure	12,740	12,500
Industrial Plant	93,094	83,773
Crushing System	27,015	28,762
DMS System	42,059	41,779
Assembly Direct and Construction Management	4,120	4,612
Civil Direct and Construction Management	8,988	7,334
Substation	10,912	1,286
Environmental	16,130	14,834
Water Recycling	4,417	4,187
Tailings Dry Stack	6,330	7,671
Sewage & Water	5,383	2,976
R&D Engineering Design	12,393	6,803
Engineering	12,393	6,803
Construction Management	8,762	8,658
Construction Management	7,736	7,421
Procurement	1,026	1,237
(=) Construction Capex (*)	152,877	136,326
Construction Addition	8,380	8,844
Acceleration Plan	8,380	8,844
(=) Total Construction Capex	161,257	145,170
Others	7,568	(202)
WC (Spare Parts)	9,534	1,389
VAT Tax Benefit	(1,966)	(1,591)
(=) Total Capex	168,825	144,968

(*) Construction Capex (construction capital expenditures)

EXPLORATION PROGRESS

On January 31, 2024 the Company announced the results from its 2023 drill campaign. The 2023 exploration campaign focused on expanding resource density within the Grota do Cirilo mineral concessions, with the Company’s combined Measured, Inferred and Indicated tonnages increasing to 108.9Mt grading at 1.40% Li2O, from the previous estimate of 85.6Mt at 1.43% Li2O. Of this newly enlarged resource estimate, 87% comprises the higher confidence Measured and Indicated categories.

Specifically, the Phase 3 orebody (Nezinho do Chicão) was extended eastwards approaching the Phase 4 ore bodies (Maxixe, Tamboril and Lavra do Meio), in so doing consolidating 4 pegmatites into a singular, larger open pit encompassing 40.1Mt of Measured, Indicated and Inferred resource. The remaining Phase 4 (Murial) deposit is to be developed within a separate pit some 330m north of the Phase 3 megapit. The Phase 4 (Murial) deposit has grown in scale to 16.1Mt of combined Measured, Indicated and Inferred resource, notably up from the prior 5.6Mt resource. This new Phase 3 and 4 resource strike extends 3.2km, from the southern end of Nezinho do Chicão to the north end of Murial. Drilling confirms that the deposits remain open to the west and east.

Table 5: Sigma Lithium Consolidated Resource Estimate

CUT-OFF GRADE (%Li20)	CATEGORY	TONNES (MT)	(%Li20)
0.3%	Measured	45.2	1.41
0.3%	Indicated	49.1	1.39
0.3%	M & I	94.3	1.40
0.3%	Inferred	14.6	1.37
0.3%	M, I & I	108.9	1.40

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The exploration program led to the discovery of two additional spodumene-bearing deposits, known as Barreiro Extension and Phase 5 (Elvira). Barreiro Extension is located 550m northwest of the Phase 2 (Barreiro) deposit; the Company is exploring the potential connectivity of these resources. Phase 5 (Elvira) is a cluster of large pegmatites located 4km south of Nezinho do Chicão. The 2023 drill campaign resulted in a maiden resource estimate for Elvira of 2.1Mt of Inferred lithium at an average grade of 1.16% Li2O. However, the Company believes, given drill intercepts to date, that the resource could grow to 20Mt over time.The Company currently plans to drill approximately 10,000 meters in 2024, with the goal of further increasing the Company’s estimated mineral resources. The Company expects any additional mineral resource growth achieved will be utilized as feedstock material to extend its operating life, if warranted after completing and analyzing a preliminary economic assessment, pre-feasibility study and feasibility study.

CORPORATE HIGHLIGHTS

Year to date 2024 the Company notes the following corporate highlights:

•	On May 8, 2024, Sigma Lithium announced a 40% increase to its Proven and Probable Reserve balance, equivalent to 22.2 million tonnes. The Company’s new reserve balance totals 77.0 million tonnes at 1.4% lithium oxide and is entirely available through open-pit mining practices. This Proven and Probable Reserve balance provides an estimated 25 years of total project life at two phases of lithium concentrate production totaling 520,000 metric tonnes per annum.

•	The Company’s Board of Directors issued a FID on the Phase 2 expansion project on April 1, 2024. Phase 2 is expected to add 250,000 metric tonnes of annual lithium concentrate production to the Company’s current capacity of 270,000 metric tonnes. Earthworks and Construction are expected to take twelve months to complete.

•	The Company generated $50.4 million dollars of revenue in the first quarter of 2024. Additionally, revenues generated from first quarter shipments totaled $66.5 million, and include an accretion of $7.8 million, implying an average realized price per tonne of CAD $1,255/tonne (USD $930/tonne).

•	On March 27, 2024 Sigma announced that it secured a fixed price of CAD $1,566/tonne (USD $1,160/tonne) SC6 for its 22,000 tonne shipment of 5.5% lithium concentrate scheduled for April 11, 2024. The price is equivalent to 8.75% of the prevailing LME Lithium Hydroxide CIF/Fastmarkets CJK price.

ESG & SUSTAINABILITY

Sigma’s mission statement and key focus has been guided by making business decisions in a manner consistent with furthering the UN SDGs and adhering to the highest level of ESG practices.

Specifically, Sigma is focused on the following three pillars: (i) sustainable development; (ii) minimizing the environmental impact of our operations; and (iii) improving the lives of those in and around the region where we operate. Further, the Company remains focused on global leadership to increase awareness of our “green battery metals” approach.

Sigma is proud to report the progress of its social and environmental programs, which have been developed to ensure the sustainable operation of the Company and development of the Jequitinhonha Valley region, including social advancement of its population, where we operate.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Social Programs Updates

Sigma’s activities during 2022 up to 2024 related to its social programs are summarized below.

•	Microcredit Program: In 2022, Sigma established the largest microcredit program in Brazil, which has been targeted for female entrepreneurs in the Jequitinhonha Valley region. Through this program, the Company encourages sustainable development by providing microcredit loans of R$2,000 per person and providing mentorship programs. The Company is proud to report that as of the date of this MD&A, 2,258 female entrepreneurs have enrolled in the program, 1,892 videoconferences have been held, 4,388 interactions via mobile messaging or video conferences with their business advisors and 1,592 participants have already received the microcredit. This program advances the goals of UN SDGs #5 (Gender Equality), #8 (Decent Work and Economic Growth) and #10 (Reduced Inequalities).

•	Zero Drought for Small Holder Farmers Program: In 2023, the Company announced the “Zero Drought for Small Holder Farmers” program consisting of the construction of 1,000 small rainwater capture structures in the municipality of Itinga and another 1,000 in the municipality of Araçuaí, totalizing 2,000 structures in the mid Jequitinhonha Valley region. As of the date of this MD&A, 700 rainwater capture basins have been built in the municipality of Itinga and 700 in the municipality of Araçuaí. These water capture basins are dug into the ground and located at strategic points to prevent soil erosion during the heavy rainfall season, store water for irrigation of small crops during the dry periods and contribute to increasing the volume of water that will feed the region’s aquifers. Total investment by the Company is expected to be up to R$4,000,000 (R$2,000 per structure) to be spent through 2024. The Company will donate to the municipalities structures which will be built via third-party contractors to support the need. The municipalities completed the geolocation studies for the allocation of the structures.

•	Water For All Program: To further combat the impacts of water scarcity in the Jequitinhonha Valley region, the Company provided 151 water tanks to date for residents located in the surrounding areas of the Greentech Plant. The drinking water tanks are refilled monthly with the support of tanker trucks and staff provided by Sigma. In April, we have completed 8 months of water supply in the neighboring communities. This program advances the goals of UN SDG #6 (Clean Water and Sanitation).

•	Combating Violence Against Women Program: The Company introduced a program, in partnership with the Justice Court of the state of Minas Gerais, targeting domestic abuse against women in the Jequitinhonha Valley region. This program advances the goals of UN SDGs #5 (Gender Equality) and #11 (Sustainable Cities and Communities).

•	Homecoming Employment Program: Sigma remains committed to prioritizing employing persons local to the Jequitinhonha Valley region. The Company is proud to report that it continued to make progress on this initiative, having 98% of the employees living in the region and 71% natives up to Abril 2024. This program advances the goals of UN SDGs #8 (Decent Work and Economic Growth) and #10 (Reduced Inequalities).

•	Education Program for Mining Technicians Program: In order to support the Homecoming Employment Program, Sigma established a partnership between the Federal University of Vales do Jequitinhonha e Mucuri (Campus Janaúba) and the Federal Institute of Education of Araçuaí in January 2022, establishing the first program to train mining technicians in the region. The educational program will be taught by ten teachers over a three-year period with a workload of approximately 1,200 hours. Sigma is proud to announce that as of the date of this MD&A, 40 persons local to the Jequitinhonha Valley region have enrolled in the program and are expected to graduate in 2024, after which the Company hopes they will join our operational team at the Project. Select courses covered in the program include: loader operation (theory and practice); operation of tractors (theory and practice); basic instrumentation and programmable logic controller operation; processing plant operation; industrial mechanical maintenance; industrial electrician; qualification in welding process; safety, health and environment; personal protection equipment; occupational risk management; safety at work (machines and equipment); control measures and preventative safety systems; silviculture (native seedling nursery); railings (barbed and smooth wire); operations and maintenance of chainsaws and log splitting; operations and maintenance of brush cutters; forestry (recovery of degraded and altered areas). This program advances the goals of UN SDGs #4 (Quality Education) and # 17 (Partnership for the Goals).

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•	Zero Hunger Action Program: The Company remained dedicated to humanitarian relief action, continuing to deliver food baskets per year, being 600 per month, commitment done during 2021 at the height of the Covid-19 pandemic for the vulnerable families in the Vale do Jequitinhonha region. The Company continues delivering 600 food baskets per month, during 2022 delivered such 7,200 food baskets and 6,761 in 2023. This program advances the goals of UN SDGs #1 (No Poverty), #2 (Zero Hunger) and # 17 (Partnership for the Goals).

•	Being a Child Program: During the second quarter of 2023, the Company committed to a series of initiatives to help promote sustainable development in the communities of Poço Dantas, Ponte do Piauí and Taquaral Seco, located relatively close to the Project. Sigma financed the renovation and expansion of a school in the community, which benefits approximately 30 local children, delivered in January of 2024. In December 2023, Sigma refurbished the outdoor sports court, which will help promote sports and community building in the area. Sigma will help finance the construction of a bridge linking the community of Poço Dantas to Araçuaí and Itinga, which will provide better access to education and health facilities. Finally, Sigma also is implementing after-school programs in these facilities.

•	Sigma Visit Program "Open Doors" - With the aim of strengthening relationships with its stakeholders and sharing the good practices it has developed, in November 2023 Sigma began its visit program by welcoming the technical courses of the Taquaral School, in the Taquaral de Minas district of Itinga. In partnership with operations, geology and the environment, the social area conducts a structured program of visits to the company's operations. The program prioritizes neighboring communities and schools with technical training. There are two visits a month with groups of up to 30 people. This program advances the goals of UN SDGs #4 (Quality Education), #12 (Responsible Production and Consumption) and #13 (Climate Change).

Environmental Program Updates

Sigma’s activities pertaining to its environmental programs are summarized below:

•	On April 11, 2024 Sigma Lithium unveiled an ambitious expansion of its Tropical Forest Conservation program. Sigma’s new conservation venture involves the acquisition of land situated 250 kilometers from the company's operations. Affiliates of the company are set to procure areas within the tropical forest/Atlantic Forest biome, effectively safeguarding them from potential deforestation for cattle pastures. The targeted region, if deforested, could exacerbate climate change impacts in the already heat-prone Medio Vale do Jequitinhonha.

By preserving approximately 350 hectares of Atlantic Forest land, in addition to the 340 hectares already conserved, Sigma Lithium aims to protect an equivalent of 7 square kilometers of tropical forest. Separately, Sigma told shareholders that it plans to file its financial statements for the year ending December 2023 by the end of April 2024.

•	Marketed Tailings Sales: In 2023 the Company delivered 16,500 tonnes of its lithium Green By-Products to its first customer and 16,000 tonnes to its current customer, totaling 32,500 tonnes of this product, and continued to donate coarse gravel tailings generated from Green Lithium production to help surface local dirt roads in the Jequitinhonha Valley region. Additional shipments of Green By-Products will be market price dependent.

•	Net Zero Carbon Program: The Company is also proud to report that it delivered on its net zero carbon program for all of its 2023 shipments of Green Lithium and Green By-Products by offsetting the remaining “hard to abate” carbon emitted during the production process both at its Phase 1 mine and Greentech Plant, achieving "quintuple zero production” (zero carbon, zero tailings dams, zero potable water use, zero hazardous chemicals, and zero carbon intensive electricity). The Company effectively lowered its carbon footprint with a series of pioneering initiatives, paving the way forward for the metals and mining sector, including: (i) dry stacking or selling By-product tailings; (ii) using zero hazardous chemicals in the DMS process at the Greentech Plant; (iii) water efficiency with 100% non-potable water used, which is then recirculated; (iv) 100% renewable energy usage at the Greentech Plant; (v) biodiesel used for its trucking fleet with plans to increase to 50% of fuel consumption by 2024; and (vi) decreased explosives load with computerized load simulation strategies. Due to the low carbon content of Sigma’s production, the Company was able to achieve net zero carbon for 2023 by purchasing only 59,000 tonnes of carbon credits (which are verified through Verra Verified Carbon Standard), from Carbonext.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•	Environmental Education Program: Over 750 people from five different communities participated in environmental education programs held by Sigma throughout 2023 and the three-month period ended March 31, 2024, resulting in increased awareness of local sustainability practices. Topics covered included water education, where participants were educated about conservation, purification and proper use. The Company promotes a strong dialogue with the communities through this program with the following objectives: (i) raising awareness of the Company’s operations (including the socio-economic and environmental impacts); (ii) identifying community concerns; (iii) strengthening the relationship with the local community; and (iv) raising awareness of environmental control and monitoring programs. This program advances the goals of UN SDGs #11 (Sustainable Cities and Communities) and #15 (Life on Land).

•	Environmental Management & Supervision Plan: In 2024, Sigma continued to implement procedures and standards related to environmental management pursuant to its Integrated Management System (the “IMS”). The Company completed the IMS in the fourth quarter of 2022 (in advance of initiating production at the Project), which focuses on the key pillars summarized below. This program advances the goals of UN SDGs #12 (Responsible Consumption and Production) and #15 (Life on Land).

•	Treatment of Domestic Effluents: A sewage treatment station is to be installed and maintained as necessary.

•	Rainwater Drainage System and Containment of Erosion: A drainage system was installed in the fourth quarter of 2022 as part of the Phase 1 Greentech Plant construction, which will capture rainwater and pump it back to the Phase 1 Greentech Plant to be used in the process and in the control of dust emissions. The Company also began monitoring regional erosion and the effectiveness of the drainage system and will continue to do so going forward.

•	Controlling Atmospheric Emissions and Noise / Vibration Impacts: The Company carries out road wetting and uses polymers to cover waste piles to ensure that the impacts of dust generation are minimized in the areas surrounding the Company. Vehicles and equipment are also routinely inspected and tuned in order to minimize pollutant gas emissions, noise and fuel consumption. Vibrations and noise are controlled and minimized by the periodic lubrication and maintenance of machines and equipment. Rubber blasting mats that absorb vibrations and control flyrock have also been installed. Sigma regularly monitors the levels of noise, ground vibration, air quality and water quality through accredited laboratories. This data is sent to regulatory agencies.

•	Waste Management: The Company has implemented a set of procedures and guidelines for the prevention, mitigation and correction of environmental impacts arising from the handling, storage and disposal of waste. The disposal of piles is carried out, whenever possible, in anthropic areas. This monitoring system is focused on tracking and ensuring the environmentally correct disposal of waste generated in the construction of the Greentech Plant.

•	Tailings Recycling Plan: The Company plans on pursuing a strategy of selling lithium bearing tailings by-products generated from the crushing and dry screening process as markets allow. This plan will enable the Company to further reduce the environmental impact of the Company while providing another source of lithium supply.

•	Environment Management System ("EMS"): The Company applies its digital EMS using software with the objective of managing information (environmental licenses, grants, studies), licensing project management, schedule conditions, reports, advanced dashboard, surveys, waste management, protocols, certificates and offices.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	Planting and Vegetation Monitoring Program: In 2023, the Company acquired 20,000 native seedlings to further advance this program. During the first quarter of 2024, this vegetation continues to be under maintenance in order to guarantee the revegetation program’s success rate. The Company is committed to helping preserve and nurture the vegetation and fauna local to the region and closely monitors the areas where it plants seedlings. This program advances the goals of UN SDGs #12 (Responsible Consumption and Production) and #15 (Life on Land).

Corporate Governance Updates

•	Sigma approved a new version of the Company’s Code of Ethics in Portuguese on March 18, 2024. This updated Code of Ethics will be disseminated to all employees and accompanied by training sessions throughout 2024. Sigma is committed to operating with integrity and is strengthening its Code of Ethics across all levels and jurisdictions, as part of efforts to foster a culture of controls and compliance.

•	The Company also approved a supplier’s code of ethics on March 18, 2024, establishing rules for the relationship of the suppliers with our employers, authorities, and communities.

The Company’s internal committees are as follows:

•	Audit Committee: comprised of Lucas Melo (Chairperson), Cesar Chicayban and Bechara S. Azar, so as to be comprised entirely of independent directors.

•	Corporate Governance, Nomination and Compensation Committee: comprised of Cesar Chicayban (Chairperson), Lucas Melo and Marcelo Paiva.

•	ESG Committee: comprised of Alexandre Rodrigues Cabral (Chairperson), Ana Cabral-Gardner, Cesar Chicayban and Maria José Salum.

•	Management Technical Committee: comprised of Ana Cabral-Gardner (Co-Chairperson), Vicente Lobo (Co-Chairperson), Cesar Chicayban, Bechara S. Azar and Marcelo Paiva.

REGULATORY & LICENSING UPDATES

Regulatory Updates

Key regulatory changes that are relevant to the Company and/or the lithium industry are highlighted below:

•	On October 28, 2022, the Government of Canada issued a new policy (the “New ICA Policy”) relating to the treatment of investments by foreign state-owned enterprise (“SOEs”) and foreign-influenced private investors in Canada’s critical minerals sectors under the Investment Canada Act (the “ICA”). Following the issuance of the New ICA Policy, on December 7, 2022, the Canadian federal government introduced Gill C-34, an Act to Amend the ICA (the “ICA Amendments”) that, among other things, requires non-Canadian investors acquiring control of, or certain control rights with respect to, a Canadian business that is engaged in certain prescribed business activities to submit a pre-closing filing with the Canadian government. The categories of activities that will trigger mandatory pre-closing filings have not yet been defined, however it is expected that these categories will include Canadian businesses involved in critical minerals. The ICA Amendments received royal assent on March 22, 2024, but have not yet been proclaimed into force. The New ICA Policy and ICA Amendments are aimed at preserving Canada’s access to critical minerals and supporting the government’s critical minerals strategy, which in turn is designed to position Canada as the global supplier of choice for critical minerals. For a further discussion as to how the New ICA Policy and other governmental policies relating to critical minerals may affect the Company’s business, see “Risks Related to the Company’s Business and Securities.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•	The Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Supply Chains Act”), Canada’s modern slavery legislation, entered into force on January 1, 2024. As a result, businesses with relevant nexus to Canada, which nexus includes being listed on a Canadian stock exchange, and that engage in listed activities, are required to annually report on their efforts to prevent or mitigate the risk that forced labour or child labour exists in their supply chains. The first reporting deadline by which businesses must file their report with the government is May 31, 2024. The report must also be prominently displayed on the business’ website.

Licensing Updates

On January 31, 2024 Sigma was awarded its preliminary license, along with the installation license and an operational license (“LP", “LI” and “LO”, respectively) to install and operate its second Greentech Plant by the State of Minas Gerais. The Company, once again, received unanimous approval by all members of the independent environmental board (COPAM), including the vote of the board members representing the NGOs. COPAM is the board responsible for voting and awarding environmental licenses in the State of Minas Gerais. The obtainment of the LP, LI and LO for its second Greentech Plant allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

Litigation and Arbitration Updates

On March 18th, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the Term-Sheet dated October 5, 2021 relating to offtake arrangements for the purchase of lithium concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company hired Cadwalader, Wickersham & Taft LLP (CWT) and believes the claims are without merit and intends to defend its interests vigorously. Sigma’s counsel (CWT) has formally attributed the probability of LG prevailing in this arbitration as remote.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

SELECTED FINANCIAL INFORMATION

Selected consolidated financial information is as follows:

Financial Position

As of March 31, 2024 compared to Year Ended December 31, 2023

Financial Position (in C$ 000s)	March 31, 2024	Change	December 31, 2023
Cash and cash equivalents	146,393	81,990	64,403
Trade accounts receivable	39,276	9,583	29,693
Inventories	19,473	31	19,442
Accounts receivable from related parties	188	174	14
Advance to suppliers	8,406	1,344	7,062
Prepaid expenses and other assets	2,917	(1,463)	4,380
Recoverable VAT and other taxes	20,130	2,448	17,682
Total current assets	236,783	94,107	142,676

Loans and accounts receivable from related parties	13,461	301	13,160
Prepaid expenses and other assets	65	(1)	66
Deferred income tax and social contribution	3,291	1,221	2,070
Collateral and guarantees	15,586	317	15,269
Property, plant and equipment	236,824	(2,918)	239,742
Deferred exploration and evaluation expenditure	75,210	955	74,255
Total non-current assets	344,437	(125)	344,562
Total assets	581,220	93,982	487,238

Suppliers	62,918	3,092	59,826
Loans and export prepayment	127,149	98,242	28,907
Lease liability	1,634	(498)	2,132
Prepayment from customers	-	(2,154)	2,154
Taxes payable	15,431	1,865	13,566
Accounts payable	8,081	(3,245)	11,326
Payroll and related charges	5,014	2,486	2,528
Other liabilities	1,887	(47)	1,934
Total current liabilities	222,114	99,741	122,373

Loans and export prepayment	145,488	3,489	141,999
Lease liability	3,302	(293)	3,595
Taxes payable	74	(64)	138
Labor contingencies	1,118	105	1,013
Asset retirement obligations	3,850	14	3,836
Total non-current liabilities	153,832	3,251	150,581

Share capital	409,364	23,329	386,035
Stock-based compensation reserve	38,221	(20,753)	58,974
Accumulated other comprehensive income (loss)	(210)	(2,242)	2,032
Accumulated losses	(242,101)	(9,344)	(232,757)
Total shareholders' equity	205,274	(9,010)	214,284
Total liabilities and shareholders' equity	581,220	93,982	487,238

The Company’s total assets and liabilities showed the main following changes when compared the outstanding balances on March 31, 2024 to December 31, 2023:

•	trade accounts receivable increased by $9.6 million, or 32.0%, to $39.3 million on March 31, 2024 from $29.7 million at December 31, 2023 due to shipments made in the first quarter of 2024 and the increase in exchange rate USD to CAD to $1.3532 at March 31, 2024 from $1.3256 at December 31, 2023;

•	an increase of $2.4 million, or 13.8%, to $20.1 million on March 31, 2024 from $17.7 million at December 31, 2023, in recoverable VAT and other taxes, mainly PIS and COFINS contributions arisen from the Company’s operations which can be offset to federal taxes payable of future periods;

•	a decrease of $2.9 million, or 1.2%, in property, plant and equipment to $236.8 million on March 31, 2024 from $239.7 million at December 31, 2023, due to the depreciation of the assets and disposals partially offset by new additions;

•	an increase of $3.1 million, or 5.2%, in suppliers to $62.9 million on March 31, 2024 from $59.8 million at December 31, 2023 due to the normal course of business; and

•	an increase of $98.2 million, or 439.9%, to $127.1 million on March 31, 2024 from $28.9 million at December 31, 2023 in loans and export prepayment in current liabilities due to new lines of credit of export prepayment trade finance of $107.4 million, partially offset by the payment of interest in the amount of $14.3 million on the long-term export prepayment.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Results of Operations

Three-Month Period Ended March 31, 2024 compared to Three-Month Period Ended December 31, 2023

The following table summarizes the items that resulted in the net loss for three-month periods ended March 31, 2024 and December 31, 2023:

Statement of Loss	Three-month period ended		Change
(in C$ 000s)	1Q2024	4Q2023	2024 vs. 2023
Sales Revenue	50,408	51,306	(898)
Cost of goods sold	(38,722)	(45,239)	6,517
Sales expenses and commissions	(1,166)	(2,154)	988
General and administrative expenses	(5,882)	(13,027)	7,145
Other operating income (expenses), net	(1,887)	(179)	(1,708)
Stock-based compensation	(3,066)	(364)	(2,702)
Financial income (expenses), net	(9,614)	(3,992)	(5,622)
Income Tax and Social Contribution	585	432	153
Net loss for the period	(9,344)	(13,217)	3,873

The lower net loss for the three-month period ended March 31, 2024 when compared to the three-month period ended December 31, 2023 is primarily attributable to:

Sales revenue

The Company’s shipments in the three-month period ended March 31, 2024 totaled 44.2 kt of Green Lithium compared to 64.7kt in the three-month period ended December 31, 2023, with total net revenues of $50.4 million in the three-month period ended March 31, 2024 compared to total net revenues of $51.3 million in the three-month period ended December 31, 2023. The final value at settlement may differ from the initial book value, and changes in said value are monitored in the futures market and any provisional pricing adjustments are recognized as revenue in the statement of loss.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Cost of Goods Sold

The following table summarizes the Company’s cost of goods sold for the three-month periods ended March 31, 2024 and December 31,2023:

Cost of Goods Sold (in C$ 000s)	Three-month period ended March 31, 2024	Three-month period ended December 31, 2023	Changes 2024 vs. 2023
Mining costs
Salaries and benefits	(776)	(814)	38
Mining service providers	(9,063)	(9,764)	701
Blasting and fuels	(8,125)	(4,321)	(3,804)
Equipment rental	(172)	(184)	12
Depletion	(1,942)	(1,347)	(595)
Other	(1,820)	(208)	(1,612)
	(21,898)	(16,638)	(5,260)

Processing costs
Salaries and benefits	(2,362)	(4,641)	2,279
Fuels	(516)	(2,297)	1,781
Consumables	(1,038)	(7,480)	6,442
Equipment rental	(281)	(752)	471
Depreciation	(2,651)	(1,757)	(894)
Taxes and fees	(6)	(64)	58
Power supply	(567)	(659)	92
Plant services	(2,495)	(2,278)	(217)
Other	(2,040)	(1,539)	(501)
	(11,956)	(21,467)	9,511

Royalties
Royalties	(1,499)	(1,442)	(57)

Distribution cost
Freight	(2,276)	(3,931)	1,655
Insurance	(11)	(133)	122
Warehouse	(151)	(455)	304
Port operations	(931)	(1,173)	242
Total distribution cost	(3,369)	(5,692)	2,323

Total cost of goods sold	(38,722)	(45,239)	6,517

Cost of Goods Sold

Total costs of goods sold decreased by $6.5 million, or 14.8%, to $38.7 million in the three-month period ended March 31, 2024 from $45.2 million in the three-month period ended December 31, 2023 mainly due to an increase of efficiency in operating the Greentech Plant, which triggered lower processing costs in $9.5 million and lower distribution costs in $2.3 million, partially offset by an increase in the mining costs in $5.3 million. The Company implemented a new structure of cost centers as from January 1st, 2024, which permitted a better allocation of costs per type of activity and, accordingly, certain costs have been reordered in the three-month period ended March 31, 2024 as compared to the three-month period ended December 31, 2023.

Sales Expenses and Commissions

The Company’s total sales expenses and commissions decreased by $1.0 million, or 45.9%, to $1.2 million in the three-month period ended March 31, 2024 from $2.2 million in the three-month period ended December 31, 2023 mainly due to lower sales commission derived from the lower final prices.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

General and Administrative Expenses

	Three-month periods		Changes
General and administrative expenses (in C$ 000s)	1Q2024	4Q2023	2024 vs. 2023
Salaries and benefits (Board, CEO and CFO)	(474)	(385)	(89)
Salaries and benefits (Staff)	(1,409)	(2,345)	936
Legal	(537)	(3,645)	3,108
Travel	(644)	(939)	295
Accounting services	(456)	(288)	(168)
Audit services	(480)	(577)	97
Insurance (D&O)	(820)	(1,187)	367
Marketing, business development and investor relations	(461)	(548)	87
Taxes and fees	(12)	(106)	94
Depreciation	(29)	(55)	26
Other	(560)	(2,952)	2,392
	(5,882)	(13,027)	7,145

The general and administrative expenses decreased by $7.1 million, or 54.8%, to $5.9 million in the three-month period ended March 31, 2024 from $13.0 million in the three-month period ended December 31, 2023 due to a lower amount of one-off and certain other legal expenses.

Other Operating Income (Expenses), Net

	Three-month period		Changes
Other operating income (expenses), net (in C$ 000s)	1Q2024	4Q2023	2024 vs. 2023
Salaries and benefits (ESG Staff)	(1,276)	(575)	(701)
Reversal (provision) for labor contingencies	(116)	1,371	(1,487)
Social programs	(87)	(893)	806
Instituto Lítio Verde	(110)	-	(110)
Others	(298)	(82)	(216)
Other operating income (expenses), net	(1,887)	(179)	(1,708)

Other operating income and expenses increased by $1.7 million to $1.9 million of expense in the three-month period ended March 31, 2024 from $0.2 million of expense in the three-month period ended December 31, 2023 primarily due to a decrease in provision for labor contingencies to $0.1 million of provision for labor contingencies from reversal of labor contingencies of $1.4 million and a $0.6 million increase in salaries and benefits of ESG-related personnel.

Stock-based compensation

The increase of $2.7 million in stock-based compensation to $3.1 million in the three-month period ended March 31, 2024 from $0.4 million in the three-month period ended December 31, 2023 is due to an increase in the weighted average grant date fair value of the restricted shares units.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Financial income (expenses), net

Refer to the table below for a summary of the Company’s net financial income and expenses for the three-month periods presented:

	Three-month period		Change
Financial income (expenses), net (in C$ 000s)	1Q2024	4Q2023	2024 vs. 2023
Financial Income	1,591	249	1,342
Interest on loans and export prepayment agreement	(6,181)	(5,117)	(1,064)
Interest and late payment penalties on taxes	(299)	(1,945)	1,646
Interest expenses on leases	(117)	(130)	13
Taxes on foreign currency transactions	(40)	(769)	729
Reversal of present value adjustment on asset retirement obligation	(57)	(423)	366
Other income (expenses)	(550)	212	(762)
Foreign exchange variation on net assets	(3,961)	3,931	(7,892)
Financial income (expenses), net	(9,614)	(3,992)	(5,622)

Net financial expenses increased by $5.6 million, or 140.8%, to $9.6 million of expenses in the three-month period ended March 31, 2024 from $4.0 million in the three-month period ended December 31, 2023 due to the following primary factors:

•	a decrease in foreign exchange variation on net assets which changed from a gain of $3.9 million in the three-month period ended December 31, 2023 to a loss of $4.0 million in the three-month period ended March 31, 2024;

•	an increase in interest and late payment penalties on taxes of $1.6 million, from $1.9 million in the three-month period ended December 31, 2023 to $0.3 million in the three-month period ended March 31, 2024 due to lower penalties and interest incurred; and

•	an increase in taxes on foreign currency transactions of $0.7 million, from $0.7 million in the three-month period ended December 31, 2023 to $0 in the three-month period ended March 31, 2024.

Non-GAAP Measure

a)	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”)

The adjusted EBITDA is meaningful for the stakeholders, since the Company can demonstrate the effective EBITDA, considering the stock-based compensation impact in net loss. Since this item is a non-cash effect, the reconciliation below is necessary and relevant for understanding the Company´s EBITDA measurement.

Adjusted EBITDA is a non-GAAP measure, which is calculated using net loss for the period and excluding the amounts charged as (i) depreciation and depletion, (ii) interest on loans and export prepayment agreement, on taxes and on leases, and (iii) income taxes as shown in the reconciliation below:

EBITDA - Reconciliation	Three-Month Period	Three-Month Period
(in C$ 000s)	1Q2024	4Q2023
Net loss for the period	(9,344)	(13,217)
(+) Depreciation and depletion	4,622	3,159
(+) Financial income (expenses), net	9,614	5,247
(+) Income taxes	(585)	(432)
EBITDA	4,307	(5,243)
(+) Stock-based compensation	3,066	364
Adjusted EBITDA	7,373	(4,879)
Adjusted EBITDA (%)*	14.6%	(9.5%)

* For the adjusted EBITDA (%) the Company consider the amount of the adjusted EBITDA over the sales revenue, which represent $50,408 for the three-month period ended March 31, 2024 ($51,306 for the three-month period ended December 31, 2023)

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

b)	General and administrative expenses split between ongoing and one-off and certain other expenses

Additionally, as the Company began its operations in 2023, it still incurs a significant amount of one-off and certain other expenses. Within this context, the Company’s management separated the general and administrative expenses per nature in ongoing and one-off and certain other expenses since the Company incurred a number of those one-off and certain other expenses that are not expected to be incurred continuously. The table below shows the separate information of the ongoing expenses incurred in the normal course of business from those expenses incurred in particular events. For the three-month period ended March 31, 2024, the Company incurred one-off and certain other expenses in the amount of $0.7 million, compared to the particular events occurred in 2023 such as the inauguration of the industrial plant, a period when the Company incurred an atypical number of travel expenses (such as airplane tickets, meals and accommodations) as well as a high level of legal expenses not compatible with the size of our operations related to the due diligence for the potential acquisition of the Company and the litigation for the theft event occurred in the virtual data room established for that potential acquisition.

	Three-Month Period Ended March 31, 2024			Three-Month Period Ended December 31, 2023
General and administrative expenses (in C$ 000s)	Total	One-off and certain other expenses	Ongoing	Total	One-off and certain other expenses	Ongoing
Salaries and benefits (Board, CEO and CFO)	(474)	-	(474)	(385)	-	(385)
Salaries and benefits (Staff)	(1,409)	-	(1,409)	(2,345)	(500)	(1,845)
Legal	(537)	(89)	(448)	(3,645)	(3,412)	(233)
Travel	(644)	(68)	(576)	(939)	(409)	(530)
Accounting services	(456)	(443)	(13)	(288)	(230)	(58)
Audit services	(480)	-	(480)	(577)	-	(577)
Insurance (D&O)	(820)	-	(820)	(1,187)	-	(1,187)
Marketing, business development and investor relations	(461)	(23)	(438)	(548)	(115)	(433)
Taxes and fees	(12)	(2)	(10)	(106)	(94)	(12)
Depreciation and depletion	(29)	-	(29)	(55)	-	(55)
Other	(560)	(53)	(507)	(2,952)	(3,068)	116
General and administrative expenses	(5,882)	(678)	(5,204)	(13,027)	(7,828)	(5,199)

Liquidity and Capital Resources

Cash Flow Highlights	Three-Month Period
(in C$ 000s)	1Q2024	4Q2023
Cash provided by (used in) Operating Activities	(15,392)	49,527
Cash used in Investing Activities	(7,606)	(20,299)
Cash provided by (used in) Financing Activities	106,016	(3,133)
Effect of Foreign Exchange on Cash	(1,028)	166
Change in Cash and Cash Equivalents	81,990	26,261
Cash & Cash Equivalents – Beginning of Period	64,403	38,142
Cash & Cash Equivalents – End of Period	146,393	64,403

Liquidity Outlook

Sigma’s use of cash is currently, and is expected to continue to be, focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures. The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

As of March 31, 2024, the Company had $146.4 million in cash and cash equivalents, which compares to the $64.3 million at December 31, 2023. The cash increase of $82.0 million is mainly related to cash provided by financing activities in the amount of $106.0 million partially offset by cash used in operating activities of $15.4 million and cash used in investing activities of $7.6 million and an effect of foreign exchange rate on cash and cash equivalents decreasing the balance in $1.0 million.

As of March 31, 2024, the Company had total debt outstanding (loans and export prepayment) of $272.6 million comprised of the long-term export prepayment agreement of $137.6 million entered into on December 10, 2022 (fully drawn as of the date of this MD&A), $13.5 million drawn from BDMG during 2023 and the export prepayment trade finance of $121.5 million, compared to total debt outstanding of $170.9 million as of December 31, 2023.

Operating Activities

Cash used in operating activities is $15.4 million for the three-month period ended March 31, 2024 compared to cash provided by of $49.5 million for the three-month period ended December 31, 2023. The decrease in net cash from operating activities of $64.9 million is mainly due to:

•	A payment of interest on long-term export prepayment in the amount of $15.2 million in the three-month period ended March 31, 2024 as compared to none in the three-month period ended December 31, 2023.

•	An increase in trade accounts receivable by $9.6 million, or 32.0%, to $39.3 million at March 31, 2024 from $29.7 million at December 31, 2023 due to shipments made in the first quarter of 2024 and the increase in exchange rate USD to CAD to $1.3532 at March 31, 2024 from $1.3256 at December 31, 2023. In the three-month period ended December 31, 2023, trade accounts receivable had decreased $44.2 million, mainly due to price drops occurred during the fourth quarter. Accordingly, the total increase in trade accounts receivable is $54.1 million when compared the three-month period ended March 31, 2024 to the three-month period ended December 31, 2023; and

•	A decrease in accounts receivable from related party of $10.0 million due to a loan to Tatooine in the three-month period ended December 31, 2023 compared to none in the three-month period ended March 31, 2024.

The negative impacts in the net cash flow from operating activities mentioned above were partially offset by the following positive impacts:

•	An increase of $2.4 million, or 13.8%, to $20.1 million at March 31, 2024 from $17.7 million at December 31, 2023, in recoverable VAT and other taxes, mainly PIS and COFINS contributions arisen from the Company’s operations which can be offset to federal taxes payable of future periods. In the three-month period ended December 31, 2023, recoverable VAT and other taxes had decreased $14.4 million, mainly due to tax credits of PIS and COFINS recognized during the fourth quarter. Accordingly, the total increase in recoverable VAT and other taxes is $11.8 million when compared the three-month period ended March 31, 2024 to the three-month period ended December 31, 2023; and

•	A payment of income taxes in the amount of $2.3 million in the three-month period ended December 31, 2023 compared to no payment in the three-month period ended March 31, 2024.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Investing Activities

Cash used in investing activities is $7.6 million for the three-month period ended March 31, 2024 which compares to cash used in of $20.3 million for the three-month period ended December 31, 2023. The decrease of $12.7 million, or 62.5%, in net cash from investing activities is due to lower additions to deferred exploration and evaluation expenditures in $8.7 million and a decrease in additions of property, plant and equipment and properties in the amount of 4.0 million in the three-month period ended March 31, 2024 as compared to the three-month period ended December 31, 2023.

Financing Activities

Cash provided by financing activities is $106.0 million for the three-month period ended March 31, 2024 compared to cash used in of $3.1 million for the three-month period ended December 31, 2023. The increase in net cash from financing activities of $109.1 million are mainly due new export prepayment trade finance lines of credit raised during the first quarter of 2024 in the amount of $119.4 million, partially offset by the repayment of principal of one export prepayment trade finance of $12.5 million and a payment of lease agreement in the amount of $0.6 million.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares Issued and Outstanding	110,549,796
RSUs (*)	950,835
Stock Options (*)	100,000
Fully Diluted Number of Common Shares	111,600,631

(*) RSUs and stock options in the table above are antidilutive at the date of this MD&A since the Company operates in loss.

There are RSUs for 950,835 common shares outstanding. There are stock options exercisable for 100,000 common shares outstanding, which have an average exercise price of $25.59 and expire in April 2027.

DISCLOSURE, CONTROLS & PROCEDURES

The CEO and CFO of the Company are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) for the Company as defined under National Instrument 52-109 (NI 52-109) issued by the Canadian Securities Administrators and in Rule 13a-15d - 15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The DC&P is to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The CEO and CFO of the Company concluded that, as a result of the material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2023.

In light of the material weaknesses described below, management performed additional analysis and other procedures to ensure that our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Accordingly, management believes that the consolidated financial statements included in this Annual Report on Form 40-F fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented, in accordance with IFRS.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in NI 52-109 and Rule 13a-, 15d - 15(f) of the Exchange Act. Under the supervision and with the participation of our Management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Management concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has identified the following material weaknesses:

▪	An ineffective control environment resulting from the failure to disseminate a Portuguese version of the Code of Ethics and relevant training thereon, an insufficient number of trained personnel with the appropriate skills and knowledge, including an appropriate assigned level of authority, responsibility and accountability related to the design, implementation and operating effectiveness of financial reporting, as well as insufficient board oversight over the development and performance of internal controls;

▪	An ineffective risk assessment process necessary to identify all relevant risks of material misstatement, including fraud risks, and to evaluate changes that could impact internal control over financial reporting, as well as the implications of relevant risks on the achievement of objectives, including financial reporting objectives;

▪	An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities. This includes the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;

▪	An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors and the control deficiencies are tracked for remediation on a timely basis; and

▪	Ineffective control activities due to the (i) failure to deploy general control activities over information technology (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.

The control deficiencies resulted in immaterial misstatements to the consolidated financial statements. Furthermore, the control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore we concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2023.

The Company engaged KPMG Auditores Independentes Ltda. (“KPMG Ltda.”) to perform an “integrated audit” which encompassed an opinion on the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023, as well as an opinion on the effectiveness of the Company’s ICFR as of December 31, 2023. KPMG Ltda., the Company’s independent registered public accounting firm, audited the Company's consolidated financial statements and issued an adverse opinion on the effectiveness of ICFR. KPMG‘s attestation report on the Company’s ICFR was incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended December 31, 2023.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

MANAGEMENT’S REMEDIATION PLAN

The Company continues its efforts to address the material weaknesses mentioned above. These remediation efforts are ongoing, and the Company intends to sustain its initiatives aimed at enhancing the internal control environment, a task that will demand significant efforts throughout 2024 and possibly into 2025.

Throughout 2023 and to the present, we conducted a comprehensive review of our internal control procedures and have been actively pursuing steps to address and remediate the identified material weaknesses. The Company:

(i)	engaged external consultants to assist Management in assessing its internal control over financial reporting, mapping all existing control deficiencies, defining remediation plans and formed a team responsible for redesigning processes and developing process automation, including those related to accounting and reporting;

(ii)	strengthened the accounting and reporting team by hiring more experienced people, which resulted in replacement of key-personnel as well as the reducing reliance on third parties engaged in the accounting, tax and reporting activities;

(iii)	implemented new procedures to enhance accuracy in the interim and annual filings. This includes developing a detailed financial statement closing schedule to oversee preparation, completion, and quality control. Additionally, we introduced the Disclosure and Content Guide, a comprehensive checklist ensuring compliance with all financial reporting requirements. Although is not documented as a control, senior management now conducts additional layers of review to ensure the accuracy of the filings.

(iv)	took steps to improve our information technology (IT) controls and infrastructure. These efforts include addressing IT general control (ITGC) activities, establishing relevant policies and procedures, and engaging external SAP developers to implement IT system improvements and address gaps in the IT structure. Additionally, measures have been implemented in 2024 involved collaborating with SAP developers to map existing gaps, enhance ITGC, and establish policies and procedures for the IT organization structure. This included the development of a Data Security Policy and an Access Control Policy.

(v)	approved a new version of the Company’s Code of Ethics in Portuguese on March 18, 2024. This updated Code of Ethics will be disseminated to all employees and accompanied by training sessions throughout 2024. Sigma is committed to operating with integrity and is strengthening its Code of Ethics across all levels and jurisdictions, as part of efforts to foster a culture of controls and compliance.

(vi)	approved a supplier’s code of ethics on March 18, 2024, establishing rules for the relationship of the suppliers with our employers, authorities, and communities.

Further steps to remediate the material weaknesses described above that the Company is pursuing including the following:

a.	Control environment: We are committed to continuously identifying, training, and retaining personnel with the necessary skills and experience in designing, operating, and documenting internal controls over financial reporting. Additionally, we plan to expand our finance staff to enhance the segregation of duties and responsibilities;

b.	Risk assessment: The Company is redesigning all financial reporting that will enhance risk assessment process, document the process understanding, creating flowchart, identifying process risk point and control to address it;

c.	Information and communication: The Company is redesigning its whistleblower channel to make it user friendly and stimulate the usage thereof as a tool for important external and internal communication. We will continue enhancing data reliability and internal controls, harmonizing our IT controls, and addressing current system limitations.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

d.	Monitoring activities: The financial and accounting team will work with external specialists to bring in expertise and expedite the remediation of control deficiencies at the process level during 2024 with a focus on the controls matrix for process underlying all significant accounts and disclosures. The external specialists with expertise in internal controls implementation are assisting with the development and documentation of the following workstreams related to the internal controls over financial reporting needed to be in compliance with SOX (“Sarbanes Oxley”): (i) prepare and review the risks and controls matrix; (ii) establish a Project Management Office to manage the control deficiencies and remediation; (iii) develop and document structured policies and procedures; (iv) test the design, implementation and operating effectiveness of the internal controls after remediation to support the CEO and CFO certifications; and (v) support training content development and conducting training sessions across the Company.

e.	Control activities: We will continue to refine our control activities to mitigate risks and ensure the achievement of objectives, designing and implementing controls activities and IT general controls over all the processes in order to address the process risk point.

We are confident that our remediation plan will adequately address the identified material weaknesses and bolster our internal control over financial reporting. Management will continue to review and make necessary changes to the overall design and operation of the Company’s internal control environment, as well as the policies and procedures to improve the overall effectiveness of internal control over financial reporting. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management concludes, through testing, that these controls are operating effectively. The Company is taking steps toward remediation during the 2024 fiscal year, but still cannot ensure our internal controls environment will be free of material weaknesses by the end of fiscal year 2024.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND REMEDIATION

As described above under Remediation Efforts to Address the Material Weaknesses”, we are taking actions to remediate the material weaknesses in our internal control over financial reporting. There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group	A10 Group is composed of:
(a) A10 Investimentos Ltda.;
(b) A10 Finanças e Capital Ltda. (“A10 Finanças”);
(c) A10 Partners Participações Ltda.;
(d) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”); and
(e) A10 Serviços de Análise de Empresas e Administrativos Ltda.
A10 Investimentos Ltda.	A10 Investimentos Ltda. is an asset management firm controlled by Marcelo Paiva, a Director of the Company, and is the investment manager of the A10 Fundo de Investimento de Acoes – Investimento no Exterior (“A10 Fund”), which holds a controlling position in the Company.
A10 Finanças	A10 Finanças is primarily a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company.
A10 Partners Participações Ltda.	A10 Partners Participações Ltda is a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the year 2023.
A10 Advisory	A10 Advisory is an administrative services firm controlled by Marcelo Paiva, a Director of the Company. The CEO, Ana Cabral-Gardner (Co-CEO on December 31, 2022), has a minority interest.
A10 Serviços de Análise de Empresas e Administrativos Ltda.	A10 Serviços de Análise de Empresas e Administrativos Ltda is an administrative services firm controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the year 2023.
Miazga	Miazga Participações S.A is a land administration company in which Ana Cabral-Gardner, the CEO of the Company (Co-CEO on December 31, 2022), has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cabral-Gardner, the CEO of the Company (Co-CEO on December 31, 2022), has in indirect economic interest.
R-TEK	R-TEK Group Pty Ltd is a corporation in which a former officer of the Company, Brian Talbot, who resigned on September 29, 2023 is the controlling shareholder and since 4th quarter it was not considered as related party anymore.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which a former officer of the Company, Marina Bernardini, is the controlling shareholder and officer.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity which the directors are Lígia Pinto, Sigma’s VP of Institutional and Governmental Relations and Communication, Marina Bernardini, an officer of Miazga and Cesar Chicayban, a Board of Directors member.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

a)	Transactions with related parties

Cost sharing agreements (“CSAs”): The Company has CSAs with A10 Advisory and A10 Finanças, whereby the firms are reimbursed for certain expenses: (i) the cost of administrative personnel that is 100% allocated to the Company; (ii) the rental of office space that was formerly occupied by A10 Advisory and that is now fully used by the Company; (iii) health insurance expenses of former A10 Advisory staff now employed by the Company; and (iv) any relatively minor expenses of the Company that may be paid by one of the firms for later reimbursement by the Company.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Accounts receivable (Miazga): This receivable refers to Miazga’s purchase of property located in the area of interest of the Project (the “Property”). The Company paid for that purchase on behalf of Miazga for future reimburse. The purpose of this purchase of property is to be further transferred to authorities for environmental compensation purposes. This receivable provides for an amount up to Brazilian Reais R$0.8 million (equivalents to $0.2 million), which is the amount spent on the purchase of the property. This receivable is non-interest bearing. Both the purchase agreement and this receivable are divided into two installments, with the first installment paid on December 31, 2022, and the last installment to be paid once the property has successfully been transferred to Miazga.

Accounts receivable (Arqueana): The Company paid for drilling services provided by a third party that were performed on Arqueana’s land. These amounts are unsecured and are non-interest bearing. The amount was fully repaid in March 2023.

Accounts receivable (Tatooine): On April 20, 2023, the Company entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides for the loan of an amount up to $15.9 million. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma to Tatooine under the Facility Agreement at December 31, 2023 represents a total amount of $13.0 million, bearing 12% p.a. interest with final maturity date aligned with the exhaustion of our reserves expected for 2038.

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of a major lithium mining project with a high degree of positive impact in the communities surrounding the Company’s operations at the Vale do Jequitinhonha. ILV’s purpose is to promote the well-being and the development of those communities.

Transfer of mining rights (Arqueana): On January 30, 2024, Sigma Brazil transferred, free of charge, the sliver of the mining rights No. 009.135/1967 advancing over Arqueanas’s mining rights No. 832.132/2015.

b)	Transactions with related parties

	1Q2024			4Q2023		1Q2023
Description	Pre-payments / Receivable	Accounts payable / Debt	Expenses / Payments / Income	Pre-payments / Receivable	Accounts payable / Debt	Expenses / Payments / Income
A10 Advisory
CSA	-	-	99	-	-	-
Miazga
Lease agreements	-	40	2	-	42	3
Prepaid land lease offset	92	22	-	96	22	-
Accounts receivable	120	-	-	121	-	-
Arqueana
Lease agreements	-	214	11	-	235	-
Due from related parties	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
R-TEK
Services provision	-	-	-	-	-	893
Tatooine
Accounts receivable	13,437	-	-	12,957	-	-
Instituto Litio Verde
Accounts payable	110	-	110	-	-	893
Total	13,759	276	222	13,174	299	896

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

c. Key management personnel

	03/31/2024	03/31/2023
Stock-based compensation, included in operating expenses	1,236	12,546
Salaries, benefits and director's fees, included in general and administrative expenses	474	489
Total Compensation	1,710	13,035

Key management includes the directors of the Company, executive management team and senior management at Sigma.

NEW IFRS PRONOUNCEMENTS

Effective as from January 1st, 2024

•	Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting year. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

•	the carrying amount of the liability,

•	information about the covenants, and

•	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note. The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or non-current. There were no financial effects of adoption of this Standard.

•	Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. There were no financial effects of adoption of this Standard.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•	Supplier finance arrangements – Amendments to IAS 7 and IFRS 7

The IASB has issued new disclosure requirements about supplier financing arrangements (‘SFAs’), after feedback to an IFRS Interpretations Committee agenda decision highlighted that the information required by IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures falls short of meeting user information needs.

The objective of the new disclosures is to provide information about SFAs that enables investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The new disclosures include information about the following:

The terms and conditions of SFAs.

a)	The carrying amounts of financial liabilities that are part of SFAs and the line items in which those liabilities are presented.

b)	The carrying amount of the financial liabilities in (b) for which suppliers have already received payment from the finance providers.

c)	The range of payment due dates for both the financial liabilities that are part of SFAs, and comparable trade payables that are not part of such arrangements.

d)	Non-cash changes in the carrying amounts of financial liabilities in(b).

e)	Access to SFA facilities and concentration of liquidity risk with finance providers.

The IASB has provided transitional relief by not requiring comparative information in the first year, and also not requiring disclosure of specified opening balances. Further, the required disclosures are only applicable for annual periods during the first year of application. Therefore, the earliest that the new disclosures will have to be provided is in annual financial reports for December 2024 year-ends, unless an entity has a financial year of less than 12 months. There were no financial effects of adoption of this Standard.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

RISK FACTORS

The Company is subject to numerous risk factors at any given time (many of which are beyond its control) which could materially adversely impact upon its business, financial condition, results of operations, cash flows, ability to obtain financing and prospects and, as a result, the trading price of the Common Shares. For risk factors faced by Sigma, please refer to its Annual Information Form for the year ended December 31, 2023 in the section titled “Risk Factors” filed on the Company’s profile on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov, as revised or supplemented as follows:

Risks Related to Resource Development

▪	Development of the Company: The Company’s business strategy depends in large part on developing and maintaining the Company as a commercially viable mining operation. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and capital and operating cost requirements. The continuous development and operation of the Company is subject to the Company securing the necessary funding and other resources and is also subject to numerous development and operational risks. Accordingly, there can be no assurance that the Company will be able to maintain as a commercial mining operation.

▪	Achieving and managing growth: The Company began its operations in the second quarter of 2023 and has faced a substantial increase in skilled personnel and operational support as it transitions to a more consolidated operating stage. The Company’s ability to succeed in concluding the development to commercial operations depends on a number of factors, including management’s ability to manage this transition, the availability of working capital, and the ability to recruit and train additional qualified personnel (and, where appropriate, to engage third party contractors with qualified personnel).

Risks Related to the Company’s Business and Securities

▪	Risks of future losses and going concern: The Company’s ability to continue as a going concern is dependent upon the ability to ultimately generate future profitable operations and obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the years ended December 31, 2023 and 2022. The Company had a cash balance of $64.4 million as of December 31, 2023 and believes it will be capable of generating more cash from its operations and considers it will continue as a going concern at least for the next twelve months. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on obtaining additional debt financing to fund long-term expenditures related to the construction of the forthcoming Phase 2 Greentech Plant.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	Significant shareholder influence: To the Company’s knowledge, as of the date hereof, A10 Investimentos Fundo de Investimento de Ações - Investimento No Exterior (“A10 Fund”) holds approximately 43.3% of the outstanding Common Shares. For as long as it directly or indirectly maintains a significant interest in the Company, A10 Fund may be in a position to affect the Company’s governance and operations. As a result of its shareholdings, A10 Fund has the ability, among other things, to approve significant corporate transactions and delay or prevent a change of control of the Company that could otherwise be beneficial to minority shareholders. A10 Fund generally will have the ability to control the outcome of any matter submitted for the vote or consent of the Company’s shareholders. In some cases, the interests of A10 Fund may not be the same as those of the other minority shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Company or minority shareholders (including conflicts of interests that result from certain officers and directors being involved with the A10 Fund). The effect of this influence may be to limit the price that investors are willing to pay for Common Shares.

In addition, the potential that A10 Fund may sell Common Shares in the public market or in private transactions, as well as any actual sales of Common Shares in the public market or in private transactions, could adversely affect the market price of the Common Shares.

Risks Related to cyber-security

The Company is subject to risks associated with its information technology systems and cyber-security, such as the misappropriation of the Company’s confidential information noted above, the disclosure of which could have an adverse effect on the Company.

CRITICAL ACCOUNTING ESTIMATES

In preparing the consolidated financial statements, management has made judgements and estimates about the future that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgements

Judgements are made in relation to the application of accounting policies that have significant effects on the amounts recognized in the financial statements as well as the extent and significance of the disclosure given, whether the circumstances affecting the Company has been adequately considered when preparing the financial statements. The judgement considered in the financial statements is the classification as non-current liability of the long-term export prepayment agreement repayable by December 2026 since the amortization of principal is dependent upon the sum of net cash from operating and investing activities.

Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Company’s risk management and commitments where appropriate. Revisions to estimates are recognized prospectively.

The areas which require management to make significant judgements, estimates and assumptions in determining carrying amounts include, but are not limited to:

Measurement of stock-based payment transactions: The valuation of the Company’s stock-based payment transactions requires the use of estimates and valuation techniques. Measurement of the Company’s restricted share units (“RSUs”) that contain market-based conditions is based on a Monte Carlo pricing model which uses various inputs and assumptions. Changes in these assumptions result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss. Judgment is also required in determining grant date and in estimating when non-market performance conditions are expected to be met.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Mineral reserves and mineral resources: Proven and probable mineral reserves of the Company are those measured and indicated mineral resources demonstrated by at least a preliminary feasibility study and commercial viability. The Company estimates its proven and probable mineral reserves and measured, indicated and inferred mineral resources based on the work done and compiled by qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgements made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured, indicated and inferred mineral resources estimates may impact the carrying amount of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation and depletion.

Assets retirement obligation: The Company assesses its provision for assets retirement obligation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Impairment of non-financial assets: Significant judgments, estimates and assumptions are required to determine whether an impairment trigger event has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point and key assumptions are, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of the Company’s cash generating unit; and (v) discount rates that reflect specific risks relating to the relevant assets in the cash-generating unit.  These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

Provisional pricing adjustments: The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on the estimated price for the quotational period stipulated in the contracts. Final prices are normally determined in approximately 105 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

CAPITAL MANAGEMENT

The Company manages its capital with the following objectives:

▪	To ensure sufficient financial flexibility to achieve its ongoing business objectives, namely funding future growth opportunities (including potential production expansions through the development of the Project’s Phase 2 and Phase 3 deposits); and

▪	To maximize shareholder returns through enhancing its share value, the Company monitors its capital structure and adjusts according to market conditions to meet its objectives, given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, raising debt, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

The Company’s shareholders’ equity is comprised of share capital, stock-based compensation reserve, other comprehensive income (loss) and accumulated losses, which on March 31, 2024 totaled $205,3 million (December 31, 2023: $214,3 million). The Company’s capital management objectives, policies, and processes remained unchanged during the three-month period ended December 31, 2023.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its operating expenditures and other investing and financing initiatives based on its activities.

FINANCIAL RISK FACTORS

The Company is exposed to a variety of financial risks such as credit risk, liquidity risk and market risk, including interest rate risk, foreign currency risk and price risk.

The fair values of cash and cash equivalents, accounts payable, export prepayment trade finance and credits from related parties approximate their carrying amounts due to the short-term maturity of these financial instruments.

Credit Risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

On March 31, 2024, the credit risk is fully concentrated on a single customer since the Company is currently developing its credit portfolio.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures. Management intends to use cash generated by its operating activities to meet its obligations. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including interest:

Contractual obligations (in C$ 000s)	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
Suppliers	62,918	-	-	-	62,918
Accounts payable	8,081	-	-	-	8,081
Export prepayment and credit notes	143,606	169,795	5,736	-	319,137
Lease liabilities	1,634	2,535	474	293	4,936

Market Risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on the estimated price for the quotational period stipulated in the contracts. Final prices are normally determined in approximately 105 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

The sensitivity of the Company’s risk related to the final settlement of provisional pricing accounts receivable expected to be determined for the shipments outstanding on March 31, 2024 is detailed below:

				Effect on
	Volume (kt)	Shipment average price	Variation	Sales Revenue
High grade lithium concentrate (Probable)	108,831	USD 1,005 / $1,360	-	-

High grade lithium concentrate (+20%)	108,831	USD 1,005 / $1,360	USD 201 / $272	29,601

High grade lithium concentrate (-20%)	108,831	USD 1,005 / $1,360	(USD 201) / ($272)	(29,601)

(*) The sensitivity analysis of the probable scenario was measured using the CIF - Fastmarkets spot price of May 8, 2024 as a reference and the exchange rate is USD1.00 to $1.3532 at March 31, 2024.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Interest Rate Risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, Selic and BSBY, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

The Company considered probable scenario, scenarios 1 and 2 of changes in interest rates volatility as of December 31, 2023.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances:

Changes in interest rates and exchange rates (in C$ 000s)		Notional	Probable scenario (*)	Scenario 1	Scenario 2
Assets
Rate		10.65%	10.65%	11.72%	12.78%
Cash and cash equivalent	CDI (-10% and -20%)	89,293	(9,510)	(10,461)	(11,412)

		Notional	Probable scenario (*)	Scenario 1	Scenario 2
Liabilities
Rate		10.75%	10.75%	11.83%	12.90%
BDMG	Selic (+10% and +20%)	(13,466)	(1,448)	(1,592)	(1,737)

Rate		5.32%	5.35%	5.48%	5.62%
Export prepayment agreement	BSBY (+2.5% and +5.0%)	(135,320)	(7,240)	(7,421)	(7,602)

(*) Sensitivity analysis of the scenario probable was measured using as reference the rates on May 8, 2024.

Foreign Currency Risk

The exposure arises from the existence of assets and liabilities generated in Dollar, since the Company's functional currency is the Brazilian Real.

The consolidated exposure as of March 31, 2024 and December 31, 2023 is as follow:

Description	03/31/2024	12/31/2023
Canadian dollars
Cash and cash equivalents	82	68
Suppliers	(779)	(779)
Accounts payable	(6,273)	(6,136)
Other current liabilities	-	(67)
	(6,970)	(6,914)

United States dollar
Cash and cash equivalents	41,999	4,557
Trade accounts receivable	39,276	22,400
Interest on export prepayment agreement	(4,894)	(11,689)
Export prepayment agreement	(188,801)	(109,644)
	(112,420)	(94,376)

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario and scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate on March 31, 2024.

The currencies used in the sensitivity analysis and its scenarios are shown below:

		03/31/2024
Currency	Exchange rate	Probable scenario (*)	Scenario 1 (+/-10%)	Scenario 2 +/-20%)
CAD (+)	3.6924	3.7095	4.0805	4.4514
CAD (-)	3.6924	3.7095	3.3386	2.9676
USD (+)	4.9962	5.0887	5.5976	6.1064
USD (-)	4.9962	5.0887	4.5798	4.0710

The effects on the profit and loss, considering scenarios 1 and 2 are shown below:

	03/31/2024
	Notional	Probable scenario (*)	Scenario 1	Scenario 2
Total Canadian dollar-denominated (+)	(6,970)	32	663	1,188
Total Canadian dollar-denominated (-)	(6,970)	32	(739)	(1,702)
Total U.S dollar-denominated (+)	(112,420)	2,044	12,078	20,440
Total U.S dollar-denominated (-)	(112,420)	2,044	(10,221)	(25,551)

(*) Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil on May 8, 2024.

Changes in Directors and Management

On May 6, 2024, Sigma Corporation appointed Edward Francis Wundheiler (Frank Wundheiler) as Executive Vice President of Finance and Administration. Mr. Wundheiler will be responsible for the Finance, Shared Services, Human Resources, Information Technology, Procurement, and Facilities organizations, ensuring cohesive support and strategic alignment across Sigma and its affiliates. Previously, Mr. Wundheiler served as Vice President and Chief Financial Officer (CFO) for the Brazilian operations of Bloomin' Brands International. He has also held pivotal CFO positions at Santa Colomba Agro—Latin America's largest irrigated farming project, SBT Broadcast, Avaya. His extensive experience spans several dynamic sectors, including Financial Services, Telecom, Cable, Media, IT, Agribusiness, Retail/Food Services highlighting his versatile and strategic financial leadership.

QUALIFIED PERSON

Mr. Marc-Antoine Laporte, P.Geo, Mr. Homero Delboni Jr, B.E., M.Eng.Sc., Ph.D., Mr. Jarrett Quinn, P.Eng., Mr. Porfirio Cabaleiro Rodriguez, Meng. and Mr. William van Breugel, P.Eng are the “qualified person” under National Instrument 43-101 (“NI 43-101”) who reviewed and approved the technical information disclosed in this MD&A.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information and statements in this MD&A may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities legislation (collectively, “Forward-Looking Information”), which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information. All statements, other than statements of historical fact, may be Forward-Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of the mineralization that would be realized by development). When used in this MD&A, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this MD&A. Forward-Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward-Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward-Looking Information.

In particular (but without limitation), this MD&A contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Company; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; potential positive or negative implications of change in government; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant; and competitive conditions and the ongoing uncertainties and effects in respect of the military conflict in Ukraine.

Forward-Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-Looking Information is based upon a number of expectations and assumptions and is subject to several risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward-Looking Information. With respect to the Forward-Looking Information, the Company has made assumptions regarding, among other things:

▪	General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, the military conflict in Middle East, and other military and global conflicts, and the multinational economic sanctions in relation to such conflicts).

▪	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates.

▪	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations.

▪	Demand for lithium, including that such demand is supported by growth in the EV market.

▪	Estimates of, and changes to, the market prices for lithium.

▪	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	The Company’s market position and financial and operating performance.

▪	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves.

▪	Anticipated timing and results of exploration, development and construction activities.

▪	Reliability of technical data.

▪	The Company’s ability to maintain full capacity commercial production, including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues.

▪	The Company’s ability to obtain financing on satisfactory terms to develop its projects, if required.

▪	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals.

▪	The timing and outcome of regulatory and permitting matters.

▪	The exploration, development, construction and operational costs.

▪	The accuracy of budget, construction and operations estimates for the Company.

▪	Successful negotiation of definitive commercial agreements.

▪	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward-Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In addition, Forward Looking Information with respect to the potential outlook and future financial results contained in this MD&A is based on assumptions noted above and about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information available as at the date of such information. Readers are cautioned that any such information should not be used for purposes other than for which it is disclosed.

The Company’s actual results could differ materially from those anticipated in any Forward-Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Risk Factors” in this MD&A. Such risks relate to, but are not limited to, the following:

▪	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve.

▪	The market for EVs and other large format batteries remains an emerging technology in a number of markets. No assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to expand lithium operations.

▪	Changes in technology or other developments could result in preferences for substitute products.

▪	New production of lithium hydroxide or lithium carbonate or spodumene concentrate from current or new competitors in the lithium markets could adversely affect prices.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	The Company’s financial condition, operations and results of operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil.

▪	Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations.

▪	Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of operations and financial condition.

▪	Corruption and fraud in Brazil relating to ownership of real estate could materially adversely affect the Company’s business, reputation, results of operations and financial condition.

▪	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities.

▪	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations.

▪	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and operations.

▪	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved.

▪	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control.

▪	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects.

▪	The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights.

▪	The Company is subject to strong competition in Brazil and in the global mining industry.

▪	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to securities, labor, environmental and health and safety matters, which could result in consequences material to its business and operations.

▪	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit.

▪	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations.

▪	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition.

▪	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or the ability of its subsidiaries to distribute cash otherwise available for distributions.

▪	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	The Company's operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties.

▪	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business, financial condition and prospects.

▪	The current military conflict in Ukraine and the Middle East and the economic or other sanctions imposed in response to such military conflicts and other global conflicts may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price.

▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company's indebtedness, or maintain its debt covenants.

▪	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future.

▪	Western governmental actions in respect of critical minerals may affect the Company's business.

▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.

▪	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future.

▪	The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, and its management is required to devote further substantial time to United States public company compliance efforts.

▪	If the Company does not implement and maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the SEC. Accordingly, inappropriately designed or ineffective controls could result in inaccurate financial reporting.

▪	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

▪	Failure to retain key officers, consultants and employees or to attract and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

▪	The Company is subject to currency fluctuation risks.

▪	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business financial condition and prospects.

▪	Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest.

▪	The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result.

▪	If securities or analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline.

▪	The Company will have broad discretion over the use of the net proceeds from offerings of its securities.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH ENDED 31, 2024 (Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	There is no guarantee that the Common Shares will earn any positive return in the short term or long term.

▪	The Company has a major shareholder which owns 43.3% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares.

▪	As the Company is a Canadian corporation but many of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgements obtained in the United States.

▪	The Company is governed by the Canada Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws.

▪	The Company is subject to risks associated with its information technology systems and cyber-security.

▪	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Readers are cautioned that the foregoing lists of assumptions and risks are not exhaustive. The Forward-Looking Information contained in this MD&A is expressly qualified by these cautionary statements. All Forward-Looking Information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any Forward-Looking Information, whether as a result of new information, future events, or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks, and uncertainties is contained in the Company’s filings with securities regulators, including this MD&A and the Annual Information Form, which are available on SEDAR at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING MINERAL RESERVE & MINERAL RESOURCE ESTIMATES

Technical disclosure regarding the Company’s properties included in this document has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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